UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

55F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OneConnect Financial Technology Co., Ltd. Announces Change of Chief Financial Officer and Appointment of Chief Marketing Officer

OneConnect Financial Technology Co., Ltd. (the “Company” or “OneConnect”) today announced the appointment of Mr. Yongtao Luo as the chief financial officer of the Company, effective April 28, 2021, subject to regulatory filings, and the acceptance of resignation from Mr. Wei Jye Jacky Lo as the chief financial officer of the Company for his personal reasons, effective April 28, 2021. Mr. Wei Jye Jacky Lo’s departure was not a result of any dispute or disagreement with the Company.

Mr. Yongtao Luo joined Ping An Group in 2004. Before joining OneConnect, Mr. Luo was the vice president, the chief financial officer, the chief actuary and the board secretary of Ping An Annuity Insurance Company. He was also the chairman of the board of directors of Ping An Basic Industry Investment Fund Management Company. Before that, he also served as the vice general manager of actuarial department, the general manager of strategic planning department, the vice chief actuary and the head of Information Technology Center of Ping An Annuity Insurance Company. He served as an actuarial analyst of valuation and product development in Sun Life Financial of Canada from 2000 to 2004. Mr. Luo received his bachelor’s degree in probability and statistics with honors from the School of Mathematics, Peking University in 1997, and his master’s degree in actuarial science with honors from the Asper School of Business, University of Manitoba in 2000. Mr. Luo is a Fellow of the Society of Actuaries, a Fellow of the Canadian Institute of Actuaries, and a Fellow of the China Association of Actuaries.

OneConnect also announced the appointment of Mr. Xuhua Chen as the chief marketing officer of the Company, effective immediately.

Mr. Xuhua Chen has more than ten years of professional and entrepreneurial experience in IT software and internet consumption industries in leading internet companies. Prior to joining OneConnect, Mr. Chen is a co-founder and served as the chief executive officer of Linkkids Company Limited from 2019 to 2021. He was also the president of Shanghai KXTX Supply Chain Management Co., Ltd. from 2017 to 2019. Prior to that, he was a group vice president and the internet business group president of Suning Holdings Group Co., Ltd. from 2015 to 2017. He was a director of Tmall business group of Alibaba Group Holding Limited from 2011 to 2015, where he participated in the establishment of Tmall and Alibaba JST Titans. Mr. Chen was a vice manager of East China Region of Retail Division of Kingdee International Software Group from 2002 to 2011. Mr. Chen received his bachelor degree in material engineering from Shenyang Jianzhu University in 2002, and his MBA from Shanghai University in 2009.

Dr. Wangchun Ye, the Company’s chairman of the board and chief executive officer, would like to thank Mr. Wei Jye Jacky Lo for his contribution and commitment to the Company’s work throughout his time in office, and wish him success in his future endeavors. Dr. Ye would also like to welcome Mr. Yongtao Luo to join the Company as its chief financial officer and Mr. Xuhua Chen to join the Company as its chief marketing officer, and believes their extensive experience and expertise will provide valuable insight to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Wangchun Ye
	Name:	Wangchun Ye
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 30, 2021